UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 2)1

E2open, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
29788A104
(CUSIP Number)
12/31/14
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104	Schedule 13G	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Crosspoint Venture Partners 2000, LP, a Delaware Limited Partnership (“CVP 2000”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
173,538 (1)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
173,538 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,538 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.59% **
12	TYPE OF REPORTING PERSON*
PN

(1)	Includes 837 shares issuable upon exercise of stock options held by CVP 2000.
**	Based on 29,317,807 shares of common stock outstanding on 12/31/14 as reported in company’s quarterly report on Form 10-Q filed on January 9, 2015.

CUSIP No. 29788A104	Schedule 13G	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Crosspoint Venture Partners 2000 Q, LP, a Delaware Limited Partnership (“CVP 2000 Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,513,045 (2)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
1,513,045 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,513,045 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.16% **
12	TYPE OF REPORTING PERSON*
PN

(2)	Includes 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.
**	Based on 29,317,807 shares of common stock outstanding on 12/31/14 as reported in company’s quarterly report on Form 10-Q filed on January 9, 2015.

CUSIP No. 29788A104	Schedule 13G	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Crosspoint Associates 2000, LLC, a Delaware limited liability company (“CA 2000”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,686,583 shares, of which 173,538 shares are directly held by CVP 2000, 1,513,045 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q. (3)
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
1,686,583 shares, of which 173,538 shares are directly held by CVP 2000, 1,513,045 shares are directly held by CVP 2000 Q. CA 2000 is the general partner of CVP 2000, and CVP 2000 Q. (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,686,583 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.75% **
12	TYPE OF REPORTING PERSON*
PN
(3)	Includes 837 shares issuable upon exercise of stock options held by CVP 2000 and 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.

**	Based on 29,317,807 shares of common stock outstanding on 12/31/14 as reported in company’s quarterly report on Form 10-Q filed on January 9, 2015.

CUSIP No. 29788A104	Schedule 13G	Page 5 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John B. Mumford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,323,112 shares, of which 1,188 shares are directly held by Mumford CVP 2000, 1,874,386 shares are directly held by The Mumford Family Trust, 433,138 shares are directly held by Mumford Lanai LLC. Mr. Mumford is the sole managing member of Mumford CVP 2000, The Mumford Family Trust and Mumford Lanai LLC, and  has sole voting and dispositive powers. (4)

	6	SHARED VOTING POWER
1,686,583 shares, of which 173,538 shares are directly held by CVP 2000, 1,513,045  shares are directly held by CVP 2000 Q.  CA 2000 is the general partner of CVP 2000, and CVP 2000 Q. Mr. Mumford is a managing member of CA 2000. Mr. Mumford disclaims beneficial of the shares held directly by CVP 2000 and CVP 2000 Q.  (5)

	7	SOLE DISPOSITIVE POWER
2,323,112 shares, of which 1,188 shares are directly held by Mumford CVP 2000, 1,874,386 shares are directly held by The Mumford Family Trust, 433,138 shares are directly held by Mumford Lanai LLC. Mr. Mumford is the sole managing member of Mumford CVP 2000, The Mumford Family Trust and Mumford Lanai LLC, and  has sole voting and dispositive powers. (4)

	8	SHARED DISPOSITIVE POWER
1,686,583 shares, of which 173,538 shares are directly held by CVP 2000, 1,513,045  shares are directly held by CVP 2000 Q.  CA 2000 is the general partner of CVP 2000, and CVP 2000 Q. Mr. Mumford is a managing member of CA 2000. Mr. Mumford disclaims beneficial of the shares held directly by CVP 2000 and CVP 2000 Q.  (5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,009,695 (4 & 5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.676654% **
12	TYPE OF REPORTING PERSON*
IN
(4)           Includes 14,400 shares issuable upon exercise of stock options held by Mr. Mumford.

(5)	Includes 837 shares issuable upon exercise of stock options held by CVP 2000 and 7,163 shares issuable upon exercise of stock options held by CVP 2000 Q.

**	Based on 29,317,807 shares of common stock outstanding on 12/31/14 as reported in company’s quarterly report on Form 10-Q filed on January 9, 2015.

CUSIP No. 29788A104	Schedule 13G	Page 6 of 7

Item 1(a)	Name of Issuer: E2open, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4100 East Third Avenue, Suite 400 Foster City, CA 94404
Item 2(a)	Name of Person Filing: Crosspoint Venture Partners 2000, LP Crosspoint Venture Partners 2000 Q, LP Crosspoint Associates 2000, LLC John B. Mumford
Item 2(b)	Address of Principal Business Office or, if None, Residence: 44201 Bowers Ct. Fremont, CA 94539
Item 2(c)	Citizenship: The entities listed in Item 2(a) are Delaware Limited Partnerships and Delaware Limited Liability Companies. The individual listed in Item 2(a) is a United States citizen.
Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 29788A104
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is: Not applicable.
Item 4	Ownership: See Items 5-11 of cover sheets hereto.
Item 5
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.  Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10	Certifications. Not applicable.
[The remainder of this page intentionally left blank.]

CUSIP No. 29788A104	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN B. MUMFORD

Date: February 11, 2013	By:	/s/ John B. Mumford
Name: John B. Mumford

CROSSPOINT VENTURE PARTNERS 2000, LP,
A DELAWARE LIMITED PARTNERSHIP

CROSSPOINT VENTURE PARTNERS 2000 Q, LP,
A DELAWARE LIMITED PARTNERSHIP

By:  Crosspoint Associates 2000, LLC,
a Delaware Limited Liability Company, its General Partner

By:	/s/ John B. Mumford
Name: John B. Mumford
Title: Managing Member

CROSSPOINT ASSOCIATES 2000, LLC, A DELAWARE LIMITED LIABILITY COMPANY

By:	/s/ John B. Mumford
Name: John B. Mumford
Title: Managing Member